August 8, 2008

Donald K. Carroll, Chief Executive Officer
Heelys, Inc.
3200 Belmeade Drive, Suite 100
Carrollton, Texas 75006

       RE: **Heelys, Inc.**
            Form 10-K for Fiscal Year Ended December 31, 2007
            Filed March 17, 2008
            File No. 1-33182

Dear Mr. Carroll:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

We note on page F-11 the company's unidentified material customers.   In future filings, please identify the material customers. Please refer to Item 101(c)(vii) of Regulation S-K.

Closing Comments

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.   Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Janice McGuirk at (202) 551-3395 or James Lopez, reviewer, at (202) 551-3536 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: via fax
(214) 390-1661